August 30, 2005

Ta Tanisha Henderson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Re:	Emerging Vision Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed April 4, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 1-14128

Dear Ms. Henderson,

Per our conversation with you on the SEC letter of comment (the “Comment Letter”), dated August 10, 2005, relating to the above-referenced filings, we hereby transmit for filing Emerging Vision, Inc. (the “Company”) responses to the Comment Letter. Responses to this Comment Letter follow your original, numbered comments in bullet points.

Form 10-K for Fiscal Year Ended December 31, 2004

Selected Financial Data, page 7

1.

We note your presentation of system-wide sales for all owned and franchised stores. It appears that this presentation, on an aggregated basis, is not appropriate. Specifically, we do not see any substantive justification for aggregating revenues of company-owned and consolidated stores with unconsolidated franchised locations. Please either remove this measure, or otherwise tell us in detail why you believe such presentation should be permitted. We would not object to a discussion of the revenues generated by your franchised locations, provided the presentation is made in the context of explaining how you derive franchise royalties and other revenues from your franchisees.

•

The Company has historically presented system-wide sales in the Selected Financial Data in 10-K filings solely for informational purposes. The Company will not present system-wide sales in future 10-K filings.

Quarterly Data, page 8

2.	Please revise to include earnings per share information, as required by paragraph (a)(1) of Item 302 of Regulation S-K.

•	We have re-reviewed the requirements of paragraph (a)(1) of Item 302 of Regulation S-K and will ensure that we include quarterly earnings per share information in all future 10-K filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

Use of Non-GAAP Financial Measure, page 12

3.

Based on your disclosures here and elsewhere throughout the document, we assume that you are presenting EBITDA as a measure of your liquidity. If this assumption is incorrect, please advise. Otherwise, please revise your disclosures here and each place where EBITDA is presented to comply with Item 10(e) of Regulation S-K as follows:

•

Because the measure you present is calculated differently than EBITDA as defined in SEC Release No. 33-8176, please re-characterize the measure as Adjusted EBITDA. In this regard you have adjusted GAAP net income to exclude not only interest, taxes, depreciation and amortization, but also stock based compensation. Refer to Question 14 of our Frequently Asked Questions regarding the Use of Non-GAAP Financial Measures available on our website at www.sec.gov (The Non-GAAP FAQ).

•	In future 10-K filings, the Company will ensure that to the extent that EBITDA is calculated differently than defined in SEC Release No. 33-8176, it will be characterized as “Adjusted EBITDA”.

•	Provide a reconciliation from Adjusted EBITDA to cash flows from operating activities.

•	The following reconciliation from Adjusted EBITDA to cash flow from operating activities for the year ended December 31, 2004 has been provided as requested:

•

Present alongside Adjusted EBITDA cash flows from operating, investing and financing activities. See Question 12 of the Non-GAAP FAQ.

•	As detailed in the schedule to the immediately preceding bullet point, none of the items affecting Adjusted EBITDA related to cash flows from investing or financing activities.

•

Disclose the reasons why you believe presentation of Adjusted EBITDA provides useful information to investors. Your current disclosure which indicates that you disclose EBITDA because it is a widely accepted financial indicator of a company’s ability to service or incur indebtedness is not sufficient in this regard. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

•

In previous years, the Company incurred significant (and in one case, one-time) non-cash charges that significantly affected net income. The Company felt that the presentation of Adjusted EBITDA would provide the reader a better, more transparent understanding of the Company’s performance, had it not been for these significant non-cash charges. The Company felt that this information would be especially relevant and useful to the reader given the extremely large working capital deficit that existed as of December 31, 2002 and 2003. Finally, due to the fact that many companies had not started expensing stock options, the Company felt that this presentation would allow the reader a basis on which to compare the Company’s performance to that of other companies that were not expensing stock options.

To the extent included in future 10-K filings, we will ensure that we expand on the reasons why the Company uses Adjusted EBITDA to measure its performance. In the event that we do not feel that such presentation will provide useful information to investors, such presentation will be excluded entirely from future 10-K filings.

•	Disclose the additional purposes, if any, for which you use the non-GAAP financial measure. Refer to Item 10(e)(1)(i)(D) of Regulation S-K.

•	There are no additional purposes, aside from those mentioned in response to the Staff’s previous bullet point, for which the Company uses this non-GAAP financial measure.

4.

Reference is made to your disclosure on page 13 of Adjusted EBITDA, further adjusted to exclude certain costs incurred in connection with the proxy contest and related litigation. It appears that this measure is prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K. If you disagree, please advise us as to why you believe you should be permitted to include this measure in your filings. Otherwise tell us how you plan to revise your filings accordingly.

•

Upon further review of Item 10(e)(1)(ii)(A) of Regulation S-K, we agree with the Staff. In future 10-K filings, to the extent that Adjusted EBITDA is presented, the Company will ensure that it does not back out non-recurring, infrequent transactions in arriving at Adjusted EBITDA.

Financial Statements, page 18

Statements of Operations, page 19

5.

Please tell us in detail your basis for classifying as revenues interest on franchise notes receivable, other income and net gains from the sale of company-owned store assets to franchisees. It appears to us that these items may need to be reclassified as non-revenue other income line items.

•

Since going public in 1995, the Company has classified interest on franchise notes receivable, other income, and net gains from the sale of company-owned store assets to franchisees as revenues. Historically, these line items (particularly, interest on franchise notes receivable, and net gains from the sale of Company-owned store assets to franchisees) were significant to the Company’s operations and were “normal” day-to-day revenue generating activities. Additionally, many of the Company’s competitors, including Cole National Corporation (formerly CNJ) and National Vision, Inc. (NVI), utilize a non-standard income statement presentation. Finally, while the Company currently does not have significant transactions relating to these financial statement captions, in the future the Company is likely to have revenues generated from other sources that would appropriately be classified as separate revenue line items, rather than being grouped into net sales.

6.

Please refer to Rule 5-03 of Regulation S-X and tell us the consideration you have given to disaggregating net retail store sales and cost of sales between your eye care products and eye care services.

•

The Company has historically aggregated net retail store sales from eye care products and services. Our competitors (see our response to your comment 5. above) similarly aggregate such items. The eye care services (the eye exam) are integral to the sale of eye care products. Industry statistics show that over 90% of people who obtain an eye exam in a retail optical store purchase product in that store. The few instances in which people obtain eye exams and don’t purchase product are typically contact lens patients that solely need a prescription and order their contacts online or through a mail order service. Additionally, there is no cost of sales associated with the eye care services, and the only non-prescription eyewear we sell are sunglasses, which represents an immaterial portion of our Company-owned store sales. For these reasons we do not feel that disaggregating the two would provide investors with useful information. In fact, we believe if we were not providing eye exams in stores, we would not have any business in our Company-owned stores. The two go hand-in-hand and are integral to one another and, thus, we feel they are appropriately aggregated. Consequently, we believe that we are within the guidelines of Rule 5-03 of Regulation S-X, because it permits aggregation of items that are not more than 10% of total revenues.

7.

Please revise your presentation of “Non-cash charges for issuance of options and warrants” and “Non-cash charges for issuance of warrants as a result of Rescission Transactions” to allocate those expenses among cost of sales and selling, general and administrative expenses, as applicable. Separate income statement classification for this kind of equity-related charge is generally not appropriate unless it is clear by reading the statements of operations how those charges relate to other line item classifications.

•

As discussed with the Staff, the “Non-cash charges for issuance of warrants as a result of Rescission Transactions” was a specific one-time event that was not related to normal day-to-day operations of the Company and, thus, such expense could not be allocated among cost of sales and selling, general and administrative expenses. We refer you to pages 34 & 35 of the Form 10-K for the Fiscal Year ended December 31, 2004 where the Company explained the nature of the Rescission Transactions.

With respect to the “Non-cash charges for issuance of options and warrants”, we refer you to our most recent Form 10-Q for the period ended June 30, 2005 where we allocated such expenses appropriately to selling, general and administrative expenses. Additionally, the Company will ensure that it appropriately allocates such expenses in all future 10-Q and 10-K filings as well.

Notes to Consolidated Financial Statements, page 22

Note 1 – Organization and Business, page 22

Basis of Presentation, page 22

8.

Please tell us in detail your consideration of the consolidation guidelines in FIN 46R (the Interpretation) as it relates to your franchisees. If you believe your franchisees are scoped out of the consolidation guidelines in FIN 46R, please tell us in detail how you made this determination. In this connection, we note that a number of disclosures included in your Form 10-K suggest that you provide significant subordinated financial support to franchisees thus calling into question whether your franchisees would qualify for the “business” exception in paragraph 4.h. of the Interpretation. Among the disclosures we noted are the following:

•	You provide a “high level” of financial support to franchisees. Refer to page 3.
•	In many cases, you obtain leases for franchised locations on behalf of franchisees and then sublease the locations to the franchisee. Refer to page 30.
•	The company is a guarantor of certain leases and/or subleases of franchised locations. Refer to page 32.
•	You provide loans to franchisees to finance conveyances of company-owned store assets to franchisees. Refer to page 27.

Please ensure your response addresses each of the noted disclosures and how these items factored into your determination as to whether your franchisees are within the scope of FIN 46R.

•

The Company analyzed the provisions of FIN 46R when such guidelines were originally released and determined that its franchisee’s operations qualify for the business exception under paragraph 4.h, Appendix C of FIN 46R which is as follows:

A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a set of activities to be a business, it must contain all of the inputs and processes necessary for it to conduct normal operations, which include the ability to sustain a revenue stream by providing its outputs to customers.

In addition, the Company reviewed paragraph 4.h and not only does it believe that it doesn’t have to evaluate its franchisees with respect to items 1 through 4, but the Company believes that none of the conditions in items 1 through 4 exist. With respect to each of your bullet points, we note the following:

Franchise owners operate independent, self-sustaining businesses. They purchase their own product, employ and pay their own employees and doctors, pay rent and overhead, amongst other things. We do not incur any of these expenses on behalf of our franchisees. We simply collect a royalty from our franchisees based on their sales. The “high level” of support we provide is primarily with respect to marketing, training and vendor support. By no means would the lack of us providing these support functions make our franchised locations any less self-sustaining. We currently provide no financial support to our franchisees and will modify our disclosure in future 10-K filings to exclude such language.

As discussed in our response to your comment 10., below, in some instances (76 of 151) the Company leases direct from the landlord and then sublets to the franchisee. In future filings, we will modify the language “obtain leases for franchised locations on behalf of franchisees” as we do not obtain the lease on franchisees’ behalf. Currently, whenever possible, the Company has franchisees qualify for the lease on there own (as evidenced by the fact that currently 75 of our franchisees hold their leases directly with the landlord) in an effort to mitigate our potential liabilities. In a case where a franchisee is unable to qualify for the lease on its own, the Company will only obtain the lease if the location is very strong, or if it is able to obtain the lease in a leasehold corporation with a limited, or no, guaranty. Most of the leases where the Company is currently direct with the landlord are older leases. Upon renewal, we will seek to have the respective franchisees lease direct with the landlord. In cases where we do hold the lease and sublet to a franchisee, the franchisee pays any and all attorney fees incurred for reviewing such lease, and the rent paid to the Company by the franchisee is a pass through item, which the Company does not profit from. In fact, many of our franchisees deal, and pay, directly with/to the Company’s landlord.

As stated above (and as stated in our response to your comment 10. below) the Company’s guarantying of certain leases has no bearing on whether our franchisees are self-sustaining. In all cases, we try to mitigate or eliminate any potential lease exposure to the Company, and get the franchisees to qualify for such leases on their own, however, sometimes a landlord will look for us to be on the lease because we were the prior tenant. We only guaranty such leases if the location is strong or we can greatly limit our exposure under such lease. Additionally, the guaranty only is triggered in the event of a default under the lease.

Only on a few occasions in the past 4 years has the Company provided loans to franchisees to finance conveyances of Company-owned store assets. When the Company originally went public in the mid-1990s, this practice was much more common as the Company had a very large inventory of Company-owned stores that it was seeking to franchise. However, most of such loans have already matured and have been paid off. Currently, we only have 9 Company-owned stores, none of which we are seeking to franchise. We will ensure that we revise our disclosure in future 10-K filings to ensure that this point is much more clear to the reader of our financials.

9.

If you determined that your franchisees are within the scope of FIN 46R, then please tell us how you further determined whether the franchisees are variable interest entities, as described in paragraph 5 of the Interpretation. Ensure your response addresses the following:

•

Tell us how you determined whether the franchisees have sufficient equity investment at risk as discussed in paragraph 5.a. of the Interpretation. Ensure your response addresses your consideration of paragraph 5.a.4 of the Interpretation with respect to your financial support, leasing, loan, and guarantee arrangements with the franchisees. Also ensure your response clarifies the debt and equity capitalization of the various franchisees.

•

Tell us how you determined whether the holders of the equity investment at risk lack a controlling financial interest in the franchisee, as discussed in paragraphs 5.b. and 5.c. of the Interpretation. In particular with respect to paragraph 5.b.1, please tell us the level of your involvement in decision making at the franchise level and whether the franchisees retain the ability to make all significant decisions with respect to the operation of their respective franchises. Refer to FSP FIN 46R-3.

•

Tell us how your disclosures on page 4 and 32 with respect to the reacquisition of franchises factor into your evaluation of the sufficiency of the equity investment at risk and whether the equity holders have a controlling financial interest. In this regard, based on your disclosures we understand that if a franchisee defaults under its sublease, you have the right to take over operation of the respective location. Moreover, we note that in 2004 the assets and possession of two franchised stores were voluntarily surrendered and transferred back to you in connection with the termination of the related Franchise Agreements.

•	As discussed in response to the Staff’s comment 8., we have determined that our franchisees are not within the scope of FIN 46R.

10.

In connection with responding to the preceding two comments, please tell us what you mean when you disclose on page 30 that in most cases your obligations under master operating lease arrangements are limited “due to the holding of leases in a leasehold corporation with limited guarantees from the Company.” Also ensure we understand how this affects your application of FIN 46R to franchisees, if at all.

•

The Company is party to 76 operating leases for its franchised locations (75 of our franchise locations are leased from the landlord directly by the respective franchisee). Of the 76 leases that the Company is party to, 39 are held in the name of wholly owned subsidiaries of the Company that have no assets. In some of these cases, although not all, the Company is required to provide a limited guaranty (usually 1 year) for these subsidiaries, thus significantly limiting the Company’s lease obligations.

Note 2 – Summary of Significant Accounting Policies, page 22

11.

Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent it would be material to an investor’s ability to compare your operating results to others in your industry, you should quantify in MD&A the amount of these costs excluded from cost of sales. If you determine that these amounts are immaterial for disclosure, please provide us with your qualitative and quantitative assessment of materiality for all periods presented.

•

The Company includes freight charges, inspection and receiving costs, warehousing costs, internal transfer costs, etc. in the “Cost of sales” financial statement caption. No such costs are excluded from cost of sales.

The type of expenses included in “Selling, general and administrative expenses” financial statement caption, in general, are payroll and related expenses, franchise promotions and seminars, travel, rent, overhead, outside services, professional fees, depreciation, bank fees and bad debt expense.

Revenue Recognition, page 23

12.	Please revise your revenue recognition disclosure to address the following items:
•

Clarify your disclosure regarding the timing of recognition of initial franchise fees. The revised disclosure should indicate the nature of the services that have to be performed by you, as franchisor, before the fees are earned. If the fees are recognized prior to commencement of operations by the respective franchisee, please explain to us in detail how you believe this timing of revenue recognition complies with GAAP.

•

We refer the Staff to the Company’s most recent filing of Form 10-Q for the Fiscal Quarter ended June 30, 2005 where we revised the disclosure of the timing of recognition of initial franchise fees. We now state “Initial franchise fees, which are non-refundable, are recognized when the related franchise agreement is signed” since there are no services required for the Company to earn the fee. Additionally, we will include such revised disclosure in all future 10-Q and 10-K filings.

•

Disclose how you account for advertising fees received from franchisees and the line item on the statements of operations where these fees are included. Also disclose the line item on the balance sheet where any deferrals related to advertising fees received are included.

•

Advertising fees received from franchisees are not accounted for in the statement of operations as we strictly act in an agency capacity with respect to those funds. These funds are shown as liability on the Company’s balance sheet under “Accounts payable and accrued liabilities” until such time as the franchisee directs the spending of such funds. The advertising fees that you are referring to on Page 24 of the Form 10-K for the Fiscal Year ended December 31, 2004 are the advertising expenses associated with our Company-owned stores.

•	Disclose your revenue recognition policy for member fees paid to VisionCare of California, Inc.

•

The Company revised the disclosure to include its revenue recognition policy for member fees paid to VisionCare of California, Inc. in its most recent filing of Form 10-Q for the Fiscal Quarter ended June 30, 2005. We now state “Membership fees generated by VisionCare of California, Inc., a wholly owned subsidiary of the Company, are for optometric services provided to individual patients (members). A portion of membership fee revenues is deferred when billed and recognized ratably over the one-year term of the membership agreement.” Additionally, such disclosure will be provided in all future 10-Q and 10-K filings.

Stock-Based Compensation, page 24

13.

Please disclose how you determine the fair value of common stock and warrants issued in exchange for consulting services. Also disclose the assumptions used in determining the fair value of warrant issuances in each year presented.

•

The Company determined the fair value of options and warrants issued using the Black-Scholes option pricing model with the following assumptions for the Fiscal Year ended December 31, 2004: 1-year expected life, 10-year expiration period, risk-free interest rate of 3.00%, stock price volatility of 98.22%, with no dividends over the expected life. The Company will ensure that it discloses the assumptions used in determining the fair value of warrant and option issuances in all future 10-K filings.

Segment Information, page 25

14.

Please tell us whether your franchise activities and/or your VisionCare of California operations represent separate operating segments under paragraph 10 of SFAS 131. If not, please tell us in detail how you made this determination. If so, please tell us your basis for aggregating these activities with your company-owned retail operations, rather than treating your franchise activities as a separate reportable segment and your VisionCare of California operations either as a) an “other” column; or, b) if the activities meet the quantitative thresholds of paragraph 18 of SFAS 131, as a separate reportable segment. Notwithstanding the preceding, please disclose the information required by paragraph 26 of SFAS 131.

•

The Company believes that it has one operating segment – retail optical. It does not believe that our franchise activities or our VisionCare of California (“VCC”) operations constitute separate operating segments. Management makes decisions for the Company as a whole. Additionally, all aspects of the Company are managed and run by the same employee group. The franchise operations and Company-owned store operations are not analyzed or operated separately. They are integral to one another. Vendor discounts are negotiated on behalf of the entire chain of stores. The Company views the operating of a group of Company-owned stores as incidental to running a successful franchise operation. Specifically, marketing programs and new promotions, along with new products, are first tested for success in Company-owned locations before they are “rolled out” to the franchise system. Additionally, we do not, and are not looking to, actively grow our Company-owned store count. Rather our Company-owned store count has dramatically decreased over the past few years.

VCC is a wholly owned subsidiary of the Company and exists solely for the purpose of providing eye exams in franchised locations in the State of California. In the State of California, it is against the law for a company to employ an optometrist without what is known as a “Knox-Keene” license. VCC possesses this license and, thus, this enables us to provide the customers of our California franchisees an easy way to receive eye exams in an office immediately adjacent to, or within, franchised stores in California. The use of VCC’s employed optometrists is at the option of the franchisees, and VCC does not offer its services to competitors. Thus, VCC’s operations, and the use of its services, are purely driven by California franchisee demand and is not a separate operating segment. It, also, is incidental to our retail optical franchise operation. We are a franchising company and these operations are part of the Company's day-to-day operations, which is classified into one principal industry segment – retail optical.

For these reasons, the Company believes that it is reporting its operations in accordance with paragraph 10 of SFAS 31. Finally, in future filings, we will ensure that we are more expansive and clear in our disclosure of information required by paragraph 26 of SFAS 131.

Note 9 – Income Taxes, page 29

15.	It appears that you have omitted a number of the disclosures required by paragraphs 43 through 49 of SFAS 109. Please revise to disclose all of the applicable information required by these paragraphs.

•	We have reviewed paragraphs 43 through 49 of SFAS 109 and are providing you with the following disclosure:

In addition, in all future 10-K filings, the Company will ensure such disclosures are included.

Note 11 – Commitments and Contingencies, page 30

Operating Lease Commitments, page 30

16.	Please revise to separately disclose the amount of contingent rentals paid during each period presented. See paragraph 16.c. of SFAS 13.

•	We have re-reviewed paragraph 16.c. of SFAS 13 and will ensure that we include all amounts paid as contingent rent for each period presented in future 10-K filings.

Litigation, page 30

17.

For each legal contingency discussed, please disclose whether an accrual for probable losses has been recorded. Additionally, to the extent it is reasonably possible you will incur losses in excess of recorded amounts, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses in excess of recorded amounts, or state that such an estimate cannot be made. Alternatively, if no amount of loss is believed to be reasonably possible, please state this in your disclosure.

•

In all legal matters, the Company records an accrual for probable losses. Additionally, the Company is aware of the required disclosures of SFAS 5. In all future filings, we will ensure that we disclose, in each case, whether an accrual for probable losses has been recorded and whether the range of possible losses is in excess of the amount recorded. Additionally, if no amount of loss is believed to be reasonably possible, we will so disclose this as well.

Please contact me at (516) 390-2137, or Christopher Payan at (516) 390-2134 should you have any questions or require further information. Please advise us if we can assist you in order to facilitate the review of the above-referenced documents.

Finally, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

\s\ Brian Alessi
Brian Alessi
Chief Financial Officer

cc:	Adam M. Stahl, Esq.
Christopher G. Payan
Michael Bernstein
Steve Kuperschmid, Esq.